Filed by CBOE Holdings, Inc.

(SEC File No. 001-34774) pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

(SEC File No. 001-37732)

News Release

For Immediate Release

CBOE HOLDINGS REPORTS

SEPTEMBER 2016 TRADING VOLUME

Total ADV Up 25% from August 2016, 3% from Year Ago

CHICAGO, IL — October 4, 2016 — CBOE Holdings, Inc. (NASDAQ: CBOE) reported today that September average daily volume (ADV) for options contracts traded on Chicago Board Options Exchange® (CBOE®) and C2 Options Exchange (C2), and futures contracts traded on CBOE Futures Exchange (CFE®) was 5.1 million contracts, an increase of 25 percent from August 2016 and 3 percent from September 2015.

Trading Volume Highlights: September

•                  Index options traded at CBOE and C2 had an ADV of 1.8 million contracts, up 24 percent from August 2016, with S&P 500® Index (SPX) options ADV of 1.1 million contracts up 26 percent from August 2016 and CBOE Volatility Index® (VIX® Index) options ADV of 615,166 contracts up 22 percent from August 2016.

•                  VIX futures at CFE had an ADV of 302,205 contracts, up 46 percent from August 2016 and 20 percent from September 2015.

•                  Equity options traded at CBOE and C2 had an ADV of 1.6 million contracts in September, an increase of 13 percent from August 2016 and 20 percent from September 2015.

New CBOE Holdings Monthly Trading Volume Report and RPC Format

Beginning in November, on the second business day of each month, CBOE Holdings plans to issue a press release to give notice when new monthly trading volume and average revenue per contract (RPC) data is updated and available on the CBOE website. Going forward, each notice and the posting of data on the website will replace monthly trading volume report press releases.  The complete volume and RPC statistics will be available under the Quotes & Data section of www.cboe.com.

Business Developments: September:

•                  CBOE held its fifth annual CBOE Risk Management Conference (RMC) Europe in County Wicklow, Ireland from September 26 to 28. For conference highlights, visit www.cboermceurope.com.

•                  CBOE launched options on the FTSE Emerging Index (FTEM), a market-capitalization weighted index representing the performance of large and mid-cap companies from advanced and secondary emerging markets, on September 26, press release.

•                  CBOE announced findings from two new white papers: a study by Fund Evaluation Group, LLC (FEG) of four CBOE strategy performance benchmark indexes designed to track the performance of positions in Russell 2000 (RUT) index options, press release; and a study by Wilshire Analytics of the performance of options-based benchmark indexes that sell and/or buy options on the S&P 500 (SPX) Index, press release.

— more —

News Release: CBOE Holdings September 2016 Volume Report

Page 2/7

CBOE Holdings Trading Volume Tables: September

CBOE Holdings Consolidated Trading Volume Current Month						Year-To-Date
(contracts in thousands)	September 2016	September 2015	% Chg	August 2016	% Chg	September 2016	September 2015	% Chg
Trading Days	21	21		23		189	188
Total Contracts (options & futures)	107,401.0	103,998.7	3%	94,439.1	14%	878,717.5	902,297.0	-3%
Total Options Contracts (CBOE & C2)	101,054.1	98,719.8	2%	89,672.4	13%	833,403.5	862,634.8	-3%
Total Futures Contracts (CFE)	6,346.9	5,278.9	20%	4,766.7	33%	45,314.0	39,662.2	14%

Total ADV (options & futures)	5,114.3	4,952.3	3%	4,106.0	25%	4,649.3	4,799.5	-3%
Total Options ADV (CBOE & C2)	4,812.1	4,700.9	2%	3,898.8	23%	4,409.5	4,588.5	-4%
Total Futures ADV (CFE)	302.2	251.4	20%	207.2	46%	239.8	211.0	14%

CBOE Trading Volume Current Month*						Year-To-Date
(contracts in thousands)	September 2016	September 2015	% Chg	August 2016	% Chg	September 2016	September 2015	% Chg
Trading Days	21	21		23		189	188
Total Exchange	92,129.7	92,552.0	—	82,766.5	11%	772,303.8	801,201.2	-4%
Total Exchange ADV	4,387.1	4,407.2	—	3,598.5	22%	4,086.3	4,261.7	-4%
Equity Options	30,795.5	25,793.2	19%	30,030.8	3%	254,351.1	283,202.9	-10%
Equity Options ADV	1,466.5	1,228.2	19%	1,305.7	12%	1,345.8	1,506.4	-11%
Index Options	37,502.0	42,159.6	-11%	33,106.8	13%	321,626.3	308,056.4	4%
Index Options ADV	1,785.8	2,007.6	-11%	1,439.4	24%	1,701.7	1,638.6	4%
ETP Options	23,832.2	24,599.3	-3%	19,629.0	21%	196,326.4	209,941.9	-6%
ETP Options ADV	1,134.9	1,171.4	-3%	853.4	33%	1,038.8	1,116.7	-7%

*Expanded volume information for CBOE index and ETP options is available at: www.cboe.com/data/monthlyvolume.aspx.

— more —

News Release: CBOE Holdings September 2016 Volume Report

Page 3/7

C2 Trading Volume Current Month						Year-To-Date
(contracts in thousands)	September 2016	September 2015	% Chg	August 2016	% Chg	September 2016	September 2015	% Chg
Trading Days	21	21		23		189	188
Total Exchange	8,924.4	6,167.8	45%	6,905.9	29%	61,099.6	61,433.6	-1%
Total Exchange ADV	425.0	293.7	45%	300.3	42%	323.3	326.8	-1%
Equity Options	2,080.4	1,499.0	39%	1,945.5	7%	15,878.6	17,959.3	-12%
Equity Options ADV	99.1	71.4	39%	84.6	17%	84.0	95.5	-12%
Index Options	193.2	182.8	6%	158.9	22%	1,972.1	1,189.7	66%
Index Options ADV	9.2	8.7	6%	6.9	33%	10.4	6.3	65%
ETP Options	6,650.8	4,486.0	48%	4,801.5	39%	43,249.0	42,284.7	2%
ETP Options ADV	316.7	213.6	48%	208.8	52%	228.8	224.9	2%

CFE Trading Volume Current Month*						Year-To-Date
	September 2016	September 2015	% Chg	August 2016	% Chg	September 2016	September 2015	% Chg
Trading Days	21	21		23		189	188
VIX Index Futures
Total	6,346,307	5,278,229	20%	4,766,281	33%	45,308,630	39,644,244	14%
ADV	302,205	251,344	20%	207,230	46%	239,728	210,874	14%

Total	6,346,872	5,278,891	20%	4,766,703	33%	45,314,011	39,662,224	14%
ADV	302,232	251,376	20%	207,248	46%	239,757	210,969	14%

*Volume numbers for 2015 and 2016 now include VIX Weeklys futures totals.

— more —

News Release: CBOE Holdings September 2016 Volume Report

Page 4/7

CBOE Holdings Market Share Current Month (% of total U.S. options industry volume)						Year-To-Date
	September 2016	September 2015	% Pt. Chg	August 2016	% Pt. Chg	September 2016	September 2015	% Pt. Chg
Total Exchange (CBOE & C2)	28.3%	27.8%	0.5%	27.8%	0.5%	27.4%	27.7%	-0.3%
CBOE	25.8%	26.1%	-0.3%	25.6%	0.2%	25.4%	25.7%	-0.3%
C2	2.5%	1.7%	0.8%	2.1%	0.4%	2.0%	2.0%	—
Total Equity Options (CBOE & C2)	19.0%	17.3%	1.7%	19.1%	-0.1%	18.2%	18.4%	-0.2%
Total Index Options (CBOE & C2)	99.2%	98.8%	0.4%	99.1%	0.1%	99.2%	98.1%	1.1%
Total ETF Options (CBOE & C2)	20.9%	18.8%	2.1%	20.1%	0.8%	19.4%	21.7%	-2.3%

CBOE Holdings Average Revenue Per Contract

The following represents average revenue per contract (RPC) based on a three-month rolling average, reported on a one-month lag. The average RPC represents total transaction fees for CBOE, C2 and CFE recognized for the period divided by total contracts traded during the period. Average transaction fees per contract can be affected by various factors, including exchange fee rates, volume-based discounts and transaction mix by contract type and product type.

Third-Quarter 2016 RPC Guidance

The company currently expects RPC by product category for the third quarter of 2016 to be in line with the amounts noted below for the two-months ended August 31, 2016, except for futures.  The third-quarter RPC for futures is expected to be 2 to 3 percent below the two-month average, due to higher volume rebates expected in September resulting from a significant increase in VIX futures volume. These expectations are estimated, preliminary and may change.  There can be no assurance that our final RPC for the three-months ended September 30, 2016 will not differ materially from these expectations.

(In Dollars)	Two-Months Ended	Three-Months Ended
Product:	August 2016	August 2016	July 2016	June 2016	May 2016
Equity Options	$0.053	$0.057	$0.063	$0.070	$0.075
Index Options	$0.703	$0.706	$0.704	$0.701	$0.698
ETP Options	$0.079	$0.089	$0.096	$0.103	$0.104
Total Options Average Revenue Per Contract	$0.303	$0.320	$0.326	$0.328	$0.326
Futures	$1.754	$1.702	$1.677	$1.682	$1.721
Total Average Revenue Per Contract	$0.374	$0.395	$0.401	$0.405	$0.394

— more —

News Release: CBOE Holdings September 2016 Volume Report

Page 5/7

About CBOE Holdings:

CBOE Holdings, Inc. (NASDAQ: CBOE) is the holding company for Chicago Board Options Exchange (CBOE), CBOE Futures Exchange (CFE), and other subsidiaries. CBOE, the largest U.S. options exchange and creator of listed options, continues to set the bar for options and volatility trading through product innovation, trading technology and investor education. CBOE Holdings offers equity, index and ETP options, including proprietary products, such as options and futures on the CBOE Volatility Index (VIX Index) and S&P 500 options (SPX), the most active U.S. index option.  Other products engineered by CBOE include equity options, security index options, Weeklys options, FLEX options, and benchmark products such as the CBOE S&P 500 BuyWrite Index (BXM). CBOE Holdings is home to the world-renowned Options Institute, Livevol options analytics and data tools, and www.cboe.com, the go-to place for options and volatility trading resources.

Media Contacts:		Analyst Contact:
Suzanne Cosgrove	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
cosgrove@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE-V

CBOE-2

CBOE-OE

CBOE-EF

CBOE®, Chicago Board Options Exchange®, CFE®, FLEX®, Livevol®, CBOE Volatility Index® and VIX® are registered trademarks, and BuyWriteSM, BXMSM, CBOE Futures ExchangeSM, The Options InstituteSM and WeeklysSM are service marks of Chicago Board Options Exchange, Incorporated (CBOE). Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services, LLC and have been licensed for use by CBOE, CFE and C2. Russell® and Russell 2000® are registered trademarks of the Frank Russell Company, used under license. FTSE® and the FTSE indexes are trademarks and service marks of FTSE International Limited, used under license. All other trademarks and service marks are the property of their respective owners.

# # #

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

— more —

News Release: CBOE Holdings September 2016 Volume Report

Page 6/7

Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions:  the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, and other filings made by CBOE and Bats from time to time with the SEC.  The factors described in such SEC filings include, without limitation:  CBOE’s ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

— more —

News Release: CBOE Holdings September 2016 Volume Report

Page 7/7

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving CBOE Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and Bats stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by BATS will be available free of charge on BATS’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting BATS’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.